Mail Stop 3561

September 15, 2008

Mr. Steve K. Stone
Chief Financial Officer
Morris Publishing Group, LLC
725 Broad Street
Augusta, Georgia 30901

> **Re:** **Morris Publishing Group, LLC**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-112246**

Dear Mr. Stone:

We have reviewed your response letter dated September 12, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Notes to the Financial Statements

Note 5. Goodwill and other Intangible Assets

1.   We note from your response to our prior comment number five that the result of the impairment analysis performed at June 30, 2008 indicated the excess of fair value over the carrying value of the reporting unit that existed six months earlier had almost been eliminated, but you concluded that impairment recognition was not required. Further, we also note that since facts and circumstances that indicate possible impairment of intangible assets continue to exist, you will continue to perform another impairment analysis during the third quarter of 2008 and will record an impairment charge, if appropriate at that time. Given that such factors continue to exist, we believe you should expand your critical accounting policies in your next filing to discuss in robust detail the material assumptions and estimates used in your impairment analysis, and in the event, your impairment analysis for the third quarter of fiscal 2008 does not result in an impairment charge, we believe you should include, along with your discussion, a sensitivity analysis of all material assumptions and estimates used in your impairment test using a range of possible outcomes which could have a material impact to your financial statements including a scenarios that would lead to an impairment charge. In addition, as long as facts and circumstances that indicate possible impairment of intangible assets continue to exist, we believe you should continue to perform impairment analysis as appropriate to ensure timely recognition of any impairment charge should one exist, and provide updated discussion and analysis within MD&A accordingly.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Steve K. Stone
Morris Publishing Group, LLC
September 15, 2008
Page 3

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (706) 828-4385